FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Semi-Annual Report filed with the Kanto Local Finance Bureau, Japan on December 26, 2017

Item 1

[Form No. 10]

Cover Page

Document Name:	Semi-Annual Report

Filed with:	Director of Kanto Local Finance Bureau

Date of Filing:	December 26, 2017

For Six-month Period:	From April 1, 2017 through September 30, 2017

Corporate Name:	ICICI Bank Limited

Name and Title of Representative:	Sanker Parameswaran
Senior General Manager (Legal) & Company Secretary

Location of Registered Office:	ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India

Personal Name or Corporate Name	Hironori Shibata, Attorney-at-Law
of Attorney-in-Fact:

Address or Location of	Anderson Mori & Tomotsune
Attorney-in-Fact:	Akasaka K-Tower
2-7, Motoakasaka 1-chome
Minato-ku, Tokyo

Telephone Number:	03-6888-1182

Name of Person to Contact with:	Yoshiki Mizoguchi, Attorney-at-Law
Kei Takada, Attorney-at-Law

Place to Contact with:	Anderson Mori & Tomotsune
Akasaka K-Tower
2-7, Motoakasaka 1-chome
Minato-ku, Tokyo

Telephone Number:	03-6894-5013

Place(s) for Public Inspection:	Not applicable.

Notes:

1.	In this Semi-Annual Report, all references to "we", "our" and "us" are, unless the context otherwise requires, to ICICI Bank Limited on an unconsolidated basis. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to "ICICI Bank" or "the Bank" are, as the context requires, to ICICI Bank Limited on an unconsolidated basis.

2.	In this document, references to "US$" are to United States dollars, references to "Rs." are to Indian rupees, and references to "¥" or "JPY" are to Japanese yen. For purposes of readability, certain US dollar amounts have been converted into Japanese yen at the mean of the telegraphic transfer spot selling and buying rates vis-à-vis customers as at December 1, 2017 as quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in Tokyo (US$ 1 = ¥ 112.48), and certain rupee amounts have been converted into Japanese yen at the reference rate of Rs. 1 = ¥ 1.91 based on the foreign exchange rate as announced by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in Tokyo as at December 1, 2017.

3.	The fiscal year of the Bank commences on April 1 and ends at March 31 of each year. References to a particular "fiscal" year are to our fiscal year ending at March 31 of that particular year. For example, "fiscal 2018" refers to the year beginning on April 1, 2017 and ending at March 31, 2018.

4.	Where figures in tables have been rounded, the totals may not necessarily agree with the arithmetic sum of the figures.

TABLE OF CONTENTS (for reference purpose only)

COVER SHEET

PART I. CORPORATE INFORMATION 1

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY	1

II.	OUTLINE OF COMPANY	2

1. Trends in Major Business Indices, etc.		2

2. Nature of Business		9

3. State of Affiliated Companies		9

4. State of Employees		9

III.	STATEMENT OF BUSINESS	10

1. Outline of Results of Operations, etc.		10

2. State of Production, Orders Accepted and Sales		10

3. Management Policy, Business Environment and Problems to be Coped with, etc.		10

4. Risks in Business, etc.		10

5. Material Contracts Relating to Management, etc.		10

6. Research and Development Activities		10

7. Analysis of Financial Condition, Operating Results and Statement of Cash Flows		10

IV.	STATEMENT OF FACILITIES	30

1. State of Major Facilities		30

2. Plan for Installation, Retirement, etc. of Facilities		30

V.	STATEMENT OF FILING COMPANY	31

1. State of Shares, etc.		31

(1) Total Number of Shares, etc.		31

(i) Total Number of Shares		31

(ii) Issued Shares		31

-i-

(2) State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause		32

(3) Total Number of Issued Shares and Capital Stock		32

(4) Major Shareholders		33

2. Trends in Stock Prices		34

3. Statement of Directors and Officers		35

VI.	FINANCIAL CONDITION	36

1. Interim Financial Statements		36

2. Other Information		39

(1) Legal and Regulatory Proceedings		39

(2) Subsequent Events		39

3. Major Differences between United States and Japanese Accounting Principles and Practices		39

4. Major Differences between Indian and Japanese Accounting Principles and Practices		42

VII.	TRENDS IN FOREIGN EXCHANGE RATES	49

VIII.	REFERENCE INFORMATION OF FILING COMPANY	50

PART II. INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.	51

I.	INFORMATION ON GUARANTY COMPANY	51

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY	51

III.	INFORMATION ON BUSINESS INDICES, ETC.	51

-ii-

PART I. CORPORATE INFORMATION

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY

There has been no material change in legal and other systems in India, since the last Annual Securities Report ("ASR") filed on September 29, 2017 for fiscal 2017.

II.	OUTLINE OF COMPANY

1.	Trends in Major Business Indices, etc.

The following data is derived from the audited unconsolidated financial results of ICICI Bank Limited prepared in accordance with generally accepted accounting principles in India ("Indian GAAP").

Unconsolidated financial results

(Rs. in crore/JPY in million)

Sr. No.	Particulars	Six months ended			Year ended
		September 30, 2017	September 30, 2017	September 30, 2016	September 30, 2015	March 31, 2017	March 31, 2017	March 31, 2016
		(Audited)		(Audited)	(Audited)	(Audited)		(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	Rs. 27,036.18	JPY 516,391.04	Rs. 26,969.65	Rs. 25,911.43	Rs. 54,156.28	JPY 1,034,384.95	Rs. 52,739.43
	a) Interest/discount on advances/bills	19,937.57	380,807.59	19,742.67	19,039.77	39,603.39	756,424.75	38,943.15
	b) Income on investments	5,706.04	108,985.36	5,807.73	5,320.52	11,377.07	217,302.04	10,625.35
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	343.32	6,557.41	87.98	63.00	495.46	9,463.29	158.24
	d) Others	1,049.25	20,040.68	1,331.27	1,488.14	2,680.36	51,194.88	3,012.69
2.	Other income (refer note no. 4 and 10)	8,574.15	163,766.27	12,548.94	5,997.24	19,504.48	372,535.57	15,323.05
3.	TOTAL INCOME (1)+(2)	35,610.33	680,157.30	39,518.59	31,908.67	73,660.76	1,406,920.52	68,062.48
4.	Interest expended	15,737.27	300,581.86	16,557.84	15,544.86	32,418.96	619,202.14	31,515.39
5.	Operating expenses (e)+(f)	7,703.25	147,132.08	7,109.95	6,167.58	14,755.06	281,821.65	12,683.56
	e) Employee cost	3,025.22	57,781.70	2,847.31	2,479.87	5,733.71	109,513.86	5,002.35
	f) Other operating expenses	4,678.03	89,350.37	4,262.64	3,687.71	9,021.35	172,307.79	7,681.21
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	23,440.52	447,713.93	23,667.79	21,712.44	47,174.02	901,023.78	44,198.95
7.	OPERATING PROFIT (3)-(6) (Profit before provisions and contingencies)	12,169.81	232,443.37	15,850.80	10,196.23	26,486.74	505,896.73	23,863.53
8.	Provisions (other than tax) and contingencies (refer note no. 6, 7 and 9)	7,111.67	135,832.90	9,597.21	1,897.55	15,208.13	290,475.28	8,067.81
9.	PROFIT / (LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)-(8)	5,058.14	96,610.47	6,253.59	8,298.68	11,278.61	215,421.45	15,795.72
10.	Exceptional items	..	..	..	..	..	..	3,600.00
11.	PROFIT / (LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)-(10)	5,058.14	96,610.47	6,253.59	8,298.68	11,278.61	215,421.45	12,195.72
12.	Tax expense (g)+(h)	950.95	18,163.15	918.97	2,292.41	1,477.52	28,220.63	2,469.43
	g) Current period tax	2,444.20	46,684.22	2,187.70	2,679.17	2,180.12	41,640.29	5,788.61
	h) Deferred tax adjustment	(1,493.25)	(28,521.08)	(1,268.73)	(386.76)	(702.60)	(13,419.66)	(3,319.18)
13.	NET PROFIT / (LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)-(12)	4,107.19	78,447.33	5,334.62	6,006.27	9,801.09	187,200.82	9,726.29
14.	Extraordinary items (net of tax expense)	..	..	..	..	..	..	..

15.	NET PROFIT / (LOSS) FOR THE PERIOD (13)-(14)	4,107.19	78,447.33	5,334.62	6,006.27	9,801.09	187,200.82	9,726.29
16.	Paid-up equity share capital (face value Rs. 2/- each) (refer note no. 5)	1,283.58	24,516.38	1,164.01	1,161.75	1,165.11	22,253.60	1,163.17
17.	Reserves excluding revaluation reserves (refer note no. 5)	98,456.52	1,880,519.53	91,021.77	85,396.93	95,737.57	1,828,587.59	85,748.24
18.	Analytical ratios
	i) Percentage of shares held by Government of India	0.14	..	0.12	0.08	0.19	..	0.14
	ii) Capital adequacy ratio (Basel III)	17.56%	..	16.14%	16.15%	17.39%	..	16.64%
	iii) Earnings per share (EPS) (refer note no. 5)
	a) Basic EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs./JPY)	6.41	122.43	8.34	10.35	15.31	292.42	16.75
	b) Diluted EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs./JPY)	6.34	121.09	8.31	10.27	15.25	291.28	16.65
19.	NPA Ratio [1]
	i) Gross non-performing customer assets (net of write-off)	44,488.54	849,731.11	32,547.50	15,857.82	42,551.54	812,734.41	26,221.25
	ii) Net non-performing customer assets	24,129.78	460,878.80	16,482.52	6,759.29	25,451.03	486,114.67	12,963.08
	iii) % of gross non-performing customer assets (net of write-off) to gross customer assets	7.87%	..	6.12%	3.77%	7.89%	..	5.82%
	iv) % of net non-performing customer assets to net customer assets	4.43%	..	3.21%	1.65%	4.89%	..	2.98%
20.	Return on assets (annualized)	1.08%	..	1.49%	1.90%	1.35%	..	1.49%

1.	At September 30, 2017, the percentage of gross non-performing advances (net of write-off) to gross advances was 8.79% and net non-performing advances to net advances was 4.98%.

Unconsolidated segmental results of ICICI Bank Limited

(Rs. in crore/JPY in million)

Sr. No.	Particulars	Six months ended				Year ended
		September 30, 2017	September 30, 2017	September 30, 2016	September 30, 2015	March 31, 2017	March 31, 2017	March 31, 2016
		(Audited)		(Audited)	(Audited)	(Audited)		(Audited)
1.	Segment revenue
a	Retail Banking	Rs. 24,481.59	JPY 467,598.37	Rs. 21,809.53	Rs. 18,989.59	Rs. 45,391.18	JPY 866,971.54	Rs. 39,187.80
b	Wholesale Banking	14,800.29	282,685.54	15,457.54	16,241.79	30,640.57	585,234.89	32,892.35
c	Treasury	25,646.77	489,853.31	30,330.30	22,527.78	54,562.99	1,042,153.11	48,749.62
d	Other Banking	756.00	14,439.60	954.34	852.59	1,864.09	35,604.12	1,817.85
	Total segment revenue	65,684.65	1,254,576.82	68,551.71	58,611.75	132,458.83	2,529,963.65	122,647.62
	Less: Inter segment revenue	30,074.32	574,419.51	29,033.12	26,703.08	58,798.07	1,123,043.14	54,585.14
	Income from operations	35,610.33	680,157.30	39,518.59	31,908.67	73,660.76	1,406,920.52	68,062.48
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	3,241.76	61,917.62	2,361.71	1,731.78	5,385.30	102,859.23	3,897.74
b.i.	Wholesale Banking (before exceptional items)	(3,072.90)	(58,692.39)	(5,616.07)	3,307.15	(7,434.11)	(141,991.50)	2,354.57
b.ii.	Less: Exceptional items	..	..	..	..	..	..	3,600.00
b.iii.	Wholesale Banking (after exceptional items)	(3,072.90)	(58,692.39)	(5,616.07)	3,307.15	(7,434.11)	(141,991.50)	(1,245.43)
c	Treasury	4,535.00	86,618.50	9,258.33	3,100.76	12,670.70	242,010.37	9,097.41
d	Other Banking	354.28	6,766.75	249.62	158.99	656.72	12,543.35	446.00
	Total segment results	5,058.14	96,610.47	6,253.59	8,298.68	11,278.61	215,421.45	12,195.72
	Unallocated expenses	..	..	..	..	..	..	..
	Profit before tax	5,058.14	96,610.47	6,253.59	8,298.68	11,278.61	215,421.45	12,195.72
3.	Segment assets
a	Retail Banking	232,051.14	4,432,176.77	191,484.27	152,291.87	213,695.04	4,081,575.26	172,480.55
b	Wholesale Banking	263,992.12	5,042,249.49	264,923.83	257,971.33	261,265.28	4,990,166.85	266,365.91
c	Treasury	269,202.19	5,141,761.83	269,931.58	227,890.55	274,821.84	5,249,097.14	258,052.97
d	Other Banking	11,258.45	215,036.40	17,592.21	13,763.83	10,999.93	210,098.66	16,005.62
e	Unallocated	11,298.26	215,796.77	8,007.61	5,138.40	11,009.36	210,278.78	7,790.05
	Total segment assets	787,802.16	15,047,021.26	751,939.50	657,055.98	771,791.45	14,741,216.70	720,695.10
4.	Segment liabilities

a	Retail Banking	377,917.45	7,218,223.30	330,407.45	285,145.69	367,808.59	7,025,144.07	313,393.27
b	Wholesale Banking	145,955.80	2,787,755.78	134,452.92	108,475.94	149,519.14	2,855,815.57	119,785.32
c	Treasury	157,502.81	3,008,303.67	180,707.70	165,696.01	151,145.75	2,886,883.83	186,680.55
d	Other Banking	3,638.10	69,487.71	11,355.80	11,172.74	3,366.90	64,307.79	11,100.38
e	Unallocated	..	..	..	..	..	..	..
	Total segment liabilities	685,014.16	13,083,770.46	656,923.87	570,490.38	671,840.38	12,832,151.26	630,959.52
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(145,866.31)	(2,786,046.52)	(138,923.18)	(132,853.82)	(154,113.55)	(2,943,568.81)	(140,912.72)
b	Wholesale Banking	118,036.32	2,254,493.71	130,470.91	149,495.39	111,746.14	2,134,351.27	146,580.59
c	Treasury	111,699.38	2,133,458.16	89,223.88	62,194.54	123,676.09	2,362,213.32	71,372.42
d	Other Banking	7,620.35	145,548.69	6,236.41	2,591.09	7,633.03	145,790.87	4,905.24
e	Unallocated	11,298.26	215,796.77	8,007.61	5,138.40	11,009.36	210,278.78	7,790.05
	Total capital employed	Rs. 102,788.00	JPY 1,963,250.80	Rs. 95,015.63	Rs. 86,565.60	Rs. 99,951.07	JPY 1,909,065.44	Rs. 89,735.58

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on “Segmental Reporting” which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Indian Accounting Standards by Listed Entities.

2.	“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.

4.	“Treasury” includes the entire investment and derivative portfolio of the Bank.

5.	“Other Banking” includes leasing operations and other items not attributable to any particular business segment of the Bank.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on October 27, 2017. The auditors have issued an unmodified opinion on the unconsolidated financial statements for the three months ended September 30, 2017 and six months ended September 30, 2017.

2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on “Interim Financial Reporting”.

3.	In accordance with the Reserve bank of India’s guidelines on 'Basel III Capital Regulations' read together with the Reserve Bank of India circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at September 30, 2017 including leverage ratio and liquidity coverage ratio is available at http://www.icicibank.com/regulatory-disclosure.page.

4.	Pursuant to approval by the Board of Directors of the Bank on June 5, 2017, the Bank sold equity shares representing 7.00% shareholding in ICICI Lombard General Insurance Company Limited in the initial public offer during the three months ended September 30, 2017 for a total consideration of Rs. 2,099.43 crore. The sale resulted in a gain (before tax and after initial public offer related expenses) of Rs. 2,012.15 crore in unconsolidated financial results and Rs. 1,711.32 crore in consolidated financial results for the three months ended September 30, 2017 and six months ended September 30, 2017.

During the three months ended September 30, 2016, the Bank sold a part of its shareholding in ICICI Prudential Life Insurance Company Limited in the initial public offer for a total consideration of Rs. 6,056.79 crore. The sale resulted in a gain (before tax and after initial public offer related expenses) of Rs. 5,682.03 crore in unconsolidated financial results and Rs. 5,129.88 crore in consolidated financial results for the three months ended September 30, 2016, six months ended September 30, 2016 and year ended March 31, 2017.

5.	The shareholders of the Bank approved the issue of bonus shares of Rs. 2 each in the proportion of 1:10, i.e. 1 (one) bonus equity share of Rs. 2 each for every 10 (ten) fully paid-up equity shares held (including shares underlying ADS), through postal ballot on June 12, 2017. Accordingly, the Bank issued 582,984,544 equity shares as bonus shares during the three months ended June 30, 2017. Further, the basic and diluted earnings per share have been restated for the three months ended September 30, 2016, six months ended September 30, 2016 and year ended March 31, 2017 as required by Accounting Standard (AS) 20 - Earnings per share.

6.	On April 18, 2017, the Reserve Bank of India through its circular advised that the provisioning rates prescribed as per the prudential norms circular are the regulatory minimum and banks are encouraged to make provisions at higher rates in respect of advances to stressed sectors of the economy and had specifically highlighted the telecom sector. Accordingly, during the six months ended September 30, 2017, the Bank as per its Board approved policy made additional general provision amounting to Rs. 208.00 crore on standard loans to borrowers.

7.	During the three months ended June 30, 2017, the Reserve Bank of India advised banks to initiate insolvency resolution process in respect of 12 accounts under the provisions of Insolvency and Bankruptcy Code, 2016 and also required banks to make higher provisions for these accounts during the year. The Reserve Bank of India allowed banks to spread this additional provision over three quarters starting three months ended September 30, 2017. The Bank, during fiscal 2018, is required to make additional provision of Rs.

651.17 crore due to the above in addition to the provisions to be made as per the existing Reserve Bank of India guidelines. The Bank, on prudent basis, has made this entire additional provision during the three months ended September 30, 2017.

Further, during the three months ended September 30, 2017, the Reserve Bank of India advised the Bank to make effort to complete the resolution process as agreed in Joint lender’s Forum/consortium and implement a viable resolution plan in respect of 18 additional accounts by a specified date, failing which, the Joint lender’s Forum/consortium must initiate insolvency proceedings for these accounts under the provisions of the Insolvency and Bankruptcy Code, 2016 and banks will be required to make higher provision. At September 30, 2017, the Bank had outstanding loans to these borrowers amounting to Rs. 10,475.88 crore (excluding non-fund outstanding amount of Rs. 1,384.14 crore). Out of these loans, 98.7% of the loans amounting to Rs. 10,337.22 crore are to borrowers classified as non-performing at September 30, 2017. At September 30, 2017, the Bank holds provision of Rs. 3,298.74 crore against these outstanding loans, which amounts to 31.5% provision coverage in respect of outstanding loans to these borrowers.

8.	During the three months ended June 30, 2017, with the approval of Board of Directors, the Bank has transferred securities amounting to Rs. 24,362.06 crore from held-to-maturity category to available-for-sale category, being transfer of securities at the beginning of the accounting year as permitted by the Reserve Bank of India. Further, the Bank had not sold any securities under held-to-maturity category during the six months ended September 30, 2017. During fiscal 2017, the Bank undertook 1,547 transactions for sale of securities with a net book value of Rs. 70,002.45 crore, amounting to 70.60% of the held-to-maturity portfolio at the beginning of fiscal 2017 (200 transactions for Rs. 13,840.48 crore, amounting to 13.96% of held-to-maturity portfolio during the three months ended September 30, 2016 and 630 transactions for Rs. 32,805.84 crore, amounting to 33.09% of held-to-maturity portfolio during the six months ended September 30, 2016). The above sale is excluding sale to the Reserve Bank of India under pre-announced Open Market Operation auctions and repurchase of government securities by Government of India, as permitted by the Reserve Bank of India guidelines.

9.	During the three months ended September 30, 2016, the Bank had made additional provisions/loss of Rs. 3,588.04 crore comprising additional provision of Rs. 1,677.63 crore for standard loans, recognition of entire deferred loss of previous period on sale of non-performing assets to asset reconstruction companies amounting to Rs. 395.41 crore and floating provision of Rs. 1,515.00 crore. The Bank had subsequently utilised the floating provision amounting to Rs. 1,515.00 crore during the three months ended March 31, 2017 by allocating it to specific non-performing assets.

10.	Other income for the six months ended September 30, 2016 includes net foreign exchange gain relating to overseas operations amounting to Rs. 206.06 crore. The net foreign exchange gain amounting to Rs. 288.41 crore recognised upto December 31, 2016 was subsequently reversed in the three months ended March 31, 2017 as per the Reserve Bank of India circular on ‘Guidelines on compliance with Accounting Standard (AS) 11 [The Effects of Changes in Foreign Exchange Rates] by banks - clarification' dated April 18, 2017, on repatriation of accumulated profits or retained earnings from overseas operations.

11.	During the three months ended September 30, 2017, the Bank has allotted 4,014,193 equity shares of Rs. 2 each pursuant to exercise of employee stock options.

12.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

13.	The above unconsolidated financial results are audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants.

14.	Rs. 1 crore = Rs. 10.0 million.

2.	Nature of Business

There has been no material change since the last ASR filed on September 29, 2017 for fiscal 2017.

3.	State of Affiliated Companies

There has been no material change since the last ASR filed on September 29, 2017 for fiscal 2017.

4.	State of Employees

At September 30, 2017, the Bank had 83,058 employees, including interns, sales executives and employees on fixed-term contracts.

III.	STATEMENT OF BUSINESS

1.	Outline of Results of Operations, etc.

Please refer to “ - 7. Analysis of Financial Condition, Operating Results and Statement of Cash Flows”.

2.	State of Production, Orders Accepted and Sales

Please refer to “ - 7. Analysis of Financial Condition, Operating Results and Statement of Cash Flows”.

3.	Management Policy, Business Environment and Problems to be Coped with, etc.

There has been no material change since the last ASR filed on September 29, 2017 for fiscal 2017.

4.	Risks in Business, etc.

There has been no material change since the last ASR filed on September 29, 2017 for fiscal 2017.

5.	Material Contracts Relating to Management, etc.

There has been no material change since the last ASR filed on September 29, 2017 for fiscal 2017.

6.	Research and Development Activities

Please refer to “ - II. - 2. Nature of Business”.

7.	Analysis of Financial Condition, Operating Results and Statement of Cash Flows

The following discussion is based on the audited unconsolidated financial results of the Bank for the six months ended on September 30, 2017.

The Bank’s profit after tax decreased by 23.0% from Rs. 53.35 billion in the six months ended September 30, 2016 to Rs. 41.07 billion in the six months ended September 30, 2017 primarily due to lower income from treasury-related activities and an increase in non-interest expenses, offset, in part, by a decrease in provisions and contingencies (excluding provisions for tax) and an increase in net interest income.

Net interest income increased by 8.5% from Rs. 104.12 billion in the six months ended September 30, 2016 to Rs. 112.99 billion in the six months ended September 30, 2017, reflecting an increase of 12 basis points in net interest margin and an increase of 4.4% in the average volume of interest-earning assets.

Income from treasury-related activities decreased by 52.6% from Rs. 80.57 billion in the six months ended September 30, 2016 to Rs. 38.19 billion in the six months ended

September 30, 2017. In the six months ended September 30, 2016, we made a gain of Rs. 56.82 billion on sale of equity shares of ICICI Prudential Life Insurance Company Limited through an initial public offer. In the six months ended September 30, 2017, we made a gain of Rs. 20.12 billion on sale of equity shares of ICICI Lombard General Insurance Company Limited through an initial public offer. Commission, exchange and brokerage income increased by 8.8% from Rs. 38.32 billion in the six months ended September 30, 2016 to Rs. 41.68 billion in the six months ended September 30, 2017.

Non-interest expense increased by 8.3% from Rs. 71.10 billion in the six months ended September 30, 2016 to Rs. 77.03 billion in the six months ended September 30, 2017.

Provisions and contingencies (excluding provisions for tax) decreased by 25.9% from Rs. 95.97 billion in the six months ended September 30, 2016 to Rs. 71.12 billion in the six months ended September 30, 2017. The net non-performing asset ratio increased from 3.2% at September 30, 2016 to 4.4% at September 30, 2017. The provisions for non-performing assets are expected to remain elevated in the near term due to high corporate sector leverage, slow improvement in corporate cash flows, the time required for resolution of stressed assets and the evolving regulatory approach.

Total assets increased by 4.8% from Rs. 7,519.40 billion at September 30, 2016 to Rs. 7,878.02 billion at September 30, 2017. Total deposits increased by 11.0% from Rs. 4,490.71 billion at September 30, 2016 to Rs. 4,986.43 billion at September 30, 2017. Savings account deposits increased by 21.5% from Rs. 1,468.99 billion at September 30, 2016 to Rs. 1,784.80 billion at September 30, 2017. The current and savings account ratio (current and savings account deposits to total deposits) was at 49.5% at September 30, 2017 compared to 45.7% at September 30, 2016. Term deposits increased by 3.3% from Rs. 2,438.15 billion at September 30, 2016 to Rs. 2,517.67 billion at September 30, 2017. Total advances increased by 6.3% from Rs. 4,542.56 billion at September 30, 2016 to Rs. 4,827.80 billion at September 30, 2017.

At September 30, 2017, we had 4,856 branches and extension counters and 13,792 ATMs compared to 4,468 branches and extension counters and 14,295 ATMs at September 30, 2016.

In accordance with the Reserve Bank of India guidelines on Basel III, the total capital adequacy ratio on a standalone basis at September 30, 2017 was 17.56% with Tier-1 capital adequacy ratio of 14.50% (without including retained earnings for the six months ended September 30, 2017) as compared to 16.14% at September 30, 2016, with Tier-1 capital adequacy ratio of 12.72% (without including retained earnings for the six months ended September 30, 2016).

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Six months ended September 30,
Particulars	2016		2017		2017		2017/2016 % change
	(in million, except percentages)
Interest income	Rs.	269,696.5	Rs.	270,361.8	JPY	516,391.0	0.2%
Interest expense	Rs.	(165,578.4)	Rs.	(157,372.7)	JPY	(300,581.9)	(5.0)%
Net interest income	Rs.	104,118.1	Rs.	112,989.1	JPY	215,809.2	8.5%

Net interest income increased by 8.5% from Rs. 104.12 billion in the six months ended September 30, 2016 to Rs. 112.99 billion in the six months ended September 30, 2017 reflecting an increase in net interest margin by 12 basis points and an increase of 4.4% in the average volume of interest-earning assets.

Net Interest Margin

Net interest margin increased by 12 basis points from 3.15% in the six months ended September 30, 2016 to 3.27% in the six months ended September 30, 2017. The yield on average interest-earning assets decreased by 32 basis points from 8.15% in the six months ended September 30, 2016 to 7.83% in the six months ended September 30, 2017. The cost of funds decreased by 54 basis points from 5.64% in the six months ended September 30, 2016 to 5.10% in the six months ended September 30, 2017. The interest spread increased by 22 basis points from 2.51% in the six months ended September 30, 2016 to 2.73% in the six months ended September 30, 2017.

The net interest margin on domestic operations increased by 17 basis points from 3.43% in the six months ended September 30, 2016 to 3.60% in the six months ended September 30, 2017 primarily due to a decrease in cost of funds, offset, in part, by a decrease in the yield on interest-earning assets. The yield on interest-earning assets was adversely impacted by non-accrual of interest income on non-performing assets and loans where strategic debt restructuring or change in management outside strategic debt restructuring on loans was invoked. Yield on interest-earning assets was also impacted by incremental lending at lower rate due to reduction in our marginal cost of funds based lending rate during fiscal 2017. Following the Government of India’s decision to demonetize high-denomination currency notes, there was a significant increase in overall liquidity in the banking system in the second half of fiscal 2017. Our 1-year marginal cost of funds based lending rate decreased by 70 basis points during the three months ended March 31, 2017. Further, existing customers with floating rate loans also re-priced their loans to a lower rate during the three months ended March 31, 2017 and the six months ended September 30, 2017. Net interest margin was positively impacted by reduction in interest rate on savings account deposits below Rs. 5.0 million by 50 basis points effective from August 19, 2017.

The net interest margin of overseas branches decreased from 1.65% in the six months ended September 30, 2016 to 0.84% in the six months ended September 30, 2017 primarily due to a decrease in yield on interest-earning assets. The yield on interest-earning assets decreased primarily due to a decrease in yield on advances due to higher additions to non-performing assets and change in management outside strategic debt restructuring and a decrease in interest income on non-trading interest rate swaps.

The yield on average interest-earning assets decreased by 32 basis points from 8.15% in the six months ended September 30, 2016 to 7.83% in the six months ended September 30, 2017 primarily due to the following factors:

•	The yield on domestic advances decreased by 59 basis points from 10.17% in the six months ended September 30, 2016 to 9.58% in the six months ended September 30, 2017 and the yield on overseas advances decreased by 51 basis points from 4.40% in the six months ended September 30, 2016 to 3.89% in the six months ended September 30, 2017 primarily due to the following reasons:

•	The high level of additions to non-performing assets and loans under strategic debt restructuring and change in management outside strategic debt restructuring during September 30, 2016 to September 30, 2017. We account for interest income on cash basis on non-performing assets and cases where strategic debt restructuring or change in management outside strategic debt restructuring has been invoked.

•	Following the Government of India’s decision to demonetize high-denomination currency notes, there was a significant increase in overall liquidity in the banking system in the second half of fiscal 2017. This resulted in lower interest rates in the banking system. Our 1-year marginal cost of funds based lending rate reduced by 70 basis points during the three months ended March 31, 2017. The incremental loans were made at lower rates due to reduction in our marginal cost of fund based lending rate during fiscal 2017, in line with market trends. Further, existing customers with floating rate loans linked to marginal cost of funds based lending rate and ICICI Bank base rate linked floating rate loans gradually re-priced their loans to a lower rate linked to marginal cost of fund based lending rate during the three months ended March 31, 2017 and the six months ended September 30, 2017.

However due to an increase in proportion of domestic advances in total advances, overall yield on average advances decreased by 26 basis points from 8.94% in the six months ended September 30, 2016 to 8.68% in the six months ended September 30, 2017.

•	The yield on average interest-earning investments decreased by 53 basis points from 7.39% in the six months ended September 30, 2016 to 6.86% in the six months ended September 30, 2017. Yield on statutory liquidity ratio investments decreased by 49 basis points from 7.57% in the six months ended September 30, 2016 to 7.08% in the six months ended September 30, 2017 primarily due to a reduction in the yield on government securities, realization of capital gains in the statutory liquidity ratio portfolio and reset of floating rate bonds at lower levels. Yield on other than statutory liquidity ratio investments decreased by 67 basis points from 6.88% in the six months ended September 30, 2016 to 6.21% in the six months ended September 30, 2017 primarily due to a decrease in yield on corporate bonds and debentures, mutual funds and commercial paper, offset, in part, by an increase in higher yielding pass through certificates.

•	The yield on other interest-earning assets decreased by 26 basis points from 4.53% in the six months ended September 30, 2016 to 4.27% in the six months ended September 30, 2017 primarily due to a decrease in income from non-trading interest rate swaps and a decrease in investment in Rural Infrastructure and Development Fund and other related deposits which are higher yielding, offset, in part, by an increase in interest on income tax refund and an increase in average lendings under liquidity adjustment facility which are relatively higher yielding. Interest income on non-trading interest rate swaps, which were undertaken by us to manage the market risk arising from the assets and liabilities, decreased from Rs. 4.21 billion in the six months ended September 30, 2016 to Rs. 1.41 billion in the six months ended September 30, 2017.

Interest on income tax refund increased from Rs. 1.12 billion in the six months ended September 30, 2016 to Rs. 2.56 billion in the six months ended September 30, 2017. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

The cost of funds decreased by 54 basis points from 5.64% in the six months ended September 30, 2016 to 5.10% in the six months ended September 30, 2017 primarily due to the following factors:

•	The cost of average deposits decreased by 60 basis points from 5.58% in the six months ended September 30, 2016 to 4.98% in the six months ended September 30, 2017 primarily due to a decrease in cost of term deposits and an increase in proportion of average current account and savings account deposits. The cost of term deposits decreased by 72 basis points from 7.41% in the six months ended September 30, 2016 to 6.69% in the six months ended September 30, 2017 primarily due to a decrease in the cost of domestic term deposits by 83 basis points from 7.59% in the six months ended September 30, 2016 to 6.76% in the six months ended September 30, 2017, offset, in part, by a decrease in proportion of overseas term deposits in total term deposits. The proportion of average current account and savings account deposits in the average total deposits increased from 41.6% in the six months ended September 30, 2016 to 45.3% in the six months ended September 30, 2017 which includes the impact of significantly higher current account and savings account deposits inflows in the second half of fiscal 2017 following the withdrawal of legal tender status of high-denomination currency notes by the Government of India.

Cost of deposits was also impacted by a decrease in cost of savings deposits during the three months ended September 30, 2017. Effective August 19, 2017, we reduced interest rate on savings account deposits by 50 basis points on deposits below Rs. 5.0 million. Full impact of this reduction on the cost of saving deposits will be reflected from the quarter ended December 31, 2017.

The Bank reduced retail term deposits rates on select maturities in phases during fiscal 2017 and the six months ended September 30, 2017. For example, rate of retail term deposits with maturities between 390 days up to 2 years was 7.50% at April 1, 2016 which reduced to 7.00% at April 1, 2017. The rate was reduced to 6.90% on May 17, 2017 and further reduced to 6.75% at July 19, 2017.

•	The cost of borrowings decreased by 30 basis points from 5.77% in the six months ended September 30, 2016 to 5.47% in the six months ended September 30, 2017. The cost of borrowings decreased primarily due to a decrease in interest expense on funding swaps, offset, in part, by an increase in bond borrowings which are relatively higher cost and an increase in cost of foreign currency term borrowings.

The interest income, yield on advances, net interest income and net interest margin are likely to continue to be impacted going forward, due to the non-accrual of income on non-performing assets and loans under strategic debt restructuring/change in management outside strategic debt restructuring/scheme for sustainable structuring of stressed assets, the increased proportion of secured retail advances in total advances, focus on lending to higher rated corporates, changes in benchmark lending rates and competitive market conditions. Further, re-pricing of floating rate loans of existing customers to a lower rate and migration of ICICI Bank base rate linked floating rate loans to marginal cost of fund based lending rate will likely impact interest income, yield on advances, net interest income and net interest margin of the Bank in coming quarters. Further interest income and net interest margin of the Bank will be impacted by the reduction in interest rate on savings account deposits.

In October 2017, the report of the Reserve Bank of India's internal study group to review the working of the marginal cost of funds based lending rate system has proposed that all floating rate loans extended from April 1, 2018 be referenced to an external benchmark. The group has also suggested that the periodicity of resetting the interest rates be once a quarter and banks should migrate all existing lending rates to the external benchmark within a year without any additional charges for switchover. Any change in the methodology to reference the marginal cost of fund based lending rate may impact interest income, yield on advances, net interest income and net interest margin of the Bank.

Interest-Earning Assets

The average volume of interest-earning assets increased by 4.4% from Rs. 6,598.19 billion in the six months ended September 30, 2016 to Rs. 6,890.17 billion in the six months ended September 30, 2017. The increase in average interest-earning assets was primarily on account of an increase in average advances by Rs. 473.35 billion and average interest-earning investments by Rs. 197.41 billion.

Average advances increased by 4.0% from Rs. 4,406.27 billion in the six months ended September 30, 2016 to Rs. 4,581.10 billion in the six months ended September 30, 2017 primarily due to an increase in domestic advances, offset, in part, by a decrease in overseas advances.

Average interest-earning investments increased by 5.9% from Rs. 1,566.51 billion in the six months ended September 30, 2016 to Rs. 1,659.20 billion in the six months ended September 30, 2017 primarily due to an increase in statutory liquidity ratio investments by 6.0% from Rs. 1,168.95 billion in the six months ended September 30, 2016 to Rs. 1,239.59 billion in the six months ended September 30, 2017 and an increase in other than statutory liquidity ratio investments by 5.5% from Rs. 397.56 billion in the six months ended September 30, 2016 to Rs. 419.61 billion in the six months ended September 30, 2017. Average other than statutory liquidity ratio investments increased primarily due to an increase in investments in pass through certificates, mutual funds, equity shares and commercial papers, offset, in part, by a decrease in investments in bonds and debentures and certificate of deposits.

There was an increase in average other interest-earning assets by 3.9% from Rs. 625.41 billion in the six months ended September 30, 2016 to Rs. 649.87 billion in the six months ended September 30, 2017 primarily due to an increase in call money lent and balance with the Reserve Bank of India, offset, in part, by a decrease in Rural Infrastructure and Development Fund and other related deposits and balances with banks outside India.

Interest-Bearing Liabilities

Average interest-bearing liabilities increased by 5.1% from Rs. 5,856.64 billion in the six months ended September 30, 2016 to Rs. 6,153.16 billion in the six months ended September 30, 2017 primarily due to an increase of Rs. 587.87 billion in average deposits, offset, in part, by a decrease of Rs. 291.35 billion in average borrowings.

Average deposits increased by 14.4% from Rs. 4,071.97 billion in the six months ended September 30, 2016 to Rs. 4,659.84 billion in the six months ended September 30, 2017 due to an increase of Rs. 419.54 billion in average current account and savings account deposits and an increase of Rs. 168.33 billion in average term deposits.

Average borrowings decreased by 16.3% from Rs. 1,784.67 billion in the six months ended September 30, 2016 to Rs. 1,493.32 billion in the six months ended September 30, 2017 primarily due to a decrease in foreign currency term borrowings, call money borrowings, refinance borrowings, subordinated bond borrowings and borrowings under liquidity adjustment facility with the Reserve Bank of India.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Six months ended September 30,
							2017/2016
Particulars	2016		2017		2017		% change
	(in million, except percentages)
Fee income(1)	Rs.	45,114.7	Rs.	49,472.4	JPY	94,492.3	9.7%
Income from treasury-related activities(2)		71,787.3		30,509.9		58,273.9	(57.5)%
Dividend from subsidiaries		6,184.0		5,453.5		10,416.2	(11.8)%
Other income (3)		2,403.4		305.7		583.9	(87.3)%
Total non-interest income	Rs.	125,489.4	Rs.	85,741.5	JPY	163,766.3	(31.7)%

(1) Includes merchant foreign exchange income and margin on customer derivative transactions.

(2)	Includes profit/loss on sale and revaluation of investments and foreign exchange gain/loss.

(3)	Includes exchange gain on repatriation of retained earnings from overseas branches.

Non-interest income primarily includes fee and commission income, income from treasury-related activities, dividend from subsidiaries and other income. The non-interest income decreased by 31.7% from Rs. 125.49 billion in the six months ended September 30, 2016 to Rs. 85.74 billion in the six months ended September 30, 2017 primarily due to a decrease in income from treasury-related activities.

Fee Income

Fee income primarily includes fees from corporate clients such as loan processing fees, commercial banking fees and structuring fees, fees from retail customers such as loan processing fees, transaction banking fees (which includes credit card fees and service charges on retail deposit accounts) and third-party referral fees.

Fee income increased by 9.7% from Rs. 45.11 billion in the six months ended September 30, 2016 to Rs. 49.47 billion in the six months ended September 30, 2017 primarily due to an increase in income from transaction banking fees, offset, in part, by a decrease in commercial banking fees.

Profit/(loss) on Treasury-related Activities (net)

Income from treasury-related activities includes income from sale of investments and the revaluation of investments on account of changes in unrealized profit/(loss) in the fixed income, equity and preference share portfolio, units of venture funds and security receipts issued by asset reconstruction companies.

Income from treasury-related activities decreased from Rs. 71.79 billion in the six months ended September 30, 2016 to Rs. 30.51 billion in the six months ended September 30, 2017. In the six months ended September 30, 2016, the Bank made a gain of Rs. 56.82 billion on sale of 12.63% shareholdings in ICICI Prudential Life Insurance Company Limited through an initial public offer. In the six months ended September 30, 2017, the Bank made a gain of Rs. 20.12 billion on sale of 7.0% shareholdings in ICICI Lombard General Insurance Company Limited through an initial public offer.

Income from our government securities portfolio and other fixed income positions decreased from Rs. 13.88 billion in six months ended September 30, 2016 to Rs. 9.38 billion in six months ended September 30, 2017. While, the yield on the benchmark 10-year government securities decreased from 7.47% at March 31, 2016 to 6.82% at September 30, 2016, the yield on the benchmark 10-year government securities decreased from 6.69% at March 31, 2017 to 6.66% at September 30, 2017.

Dividend from Subsidiaries

Dividend from subsidiaries decreased by 11.8% from Rs. 6.18 billion in the six months ended September 30, 2016 to Rs. 5.45 billion in the six months ended September 30, 2017. The following table sets forth, for the periods indicated, the details of dividend received from subsidiaries:

	Six months ended September 30,
Particulars	2016		2017		2017
	(in million, except percentages)
ICICI Prudential Life Insurance Company Limited	Rs.	4,070.5	Rs.	2,757.4	JPY	5,266.6
ICICI Securities Limited		800.2		1,180.2		2,254.2
ICICI Prudential Asset Management Company Limited		315.1		855.2		1,633.4
ICICI Securities Primary Dealership Limited		484.7		297.0		567.3
ICICI Lombard General Insurance Company Limited		428.4		214.2		409.1
ICICI Home Finance Company Limited		-		149.4		285.4
ICICI Bank Canada		85.1		-		-
Total dividend	Rs.	6,184.0	Rs.	5,453.4	JPY	10,416.0

Other Income

Other income decreased from Rs. 2.40 billion in the six months ended September 30, 2016 to Rs. 0.31 billion in the six months ended September 30, 2017. In the six months ended September 30, 2016 other income included exchange gain on repatriation of retained earnings from overseas branches of Rs. 2.06 billion. From fiscal 2017, the Bank do not recognize the cumulative/proportionate amount of such exchange differences as income or expenses, which relate to repatriation of accumulated retained earnings from overseas operations, based on guidelines issued by the Reserve Bank of India. Accordingly, in the three months ended March 31, 2017, the Bank reversed the exchange gain of Rs. 2.06 billion recognized in the six months ended September 30, 2017 on repatriation of retained earnings from its overseas operation.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Six months ended September 30,
Particulars	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Employee expenses	Rs.	28,473.1	Rs.	30,252.2	JPY	57,781.7	6.2%
Depreciation on assets		3,791.9		3,941.6		7,528.5	3.9
Other administrative expenses		38,834.5		42,838.7		81,821.9	10.3
Total non-interest expenses	Rs.	71,099.5	Rs.	77,032.5	JPY	147,132.1	8.3%

 Non-interest expenses primarily include employee expenses, depreciation on assets and other administrative expenses. Non-interest expenses increased by 8.3% from Rs. 71.10 billion in the six months ended September 30, 2016 to Rs. 77.03 billion in the six months ended September 30, 2017.

Employee Expenses

Employee expenses increased by 6.2% from Rs. 28.47 billion in the six months ended September 30, 2016 to Rs. 30.25 billion in the six months ended September 30, 2017 primarily on account of higher salary due to annual increments and promotions, an increase in monthly average of staff counts and an increase in the provision for performance bonus and performance-linked retention incentive, offset, in part, by lower provision for retirement benefit obligations due to movement in discount rate linked to yield on government securities. The number of employees increased from 80,475 at September 30, 2016 to 83,058 at September 30, 2017 (monthly average of staff counts was 77,737 for the six months ended September 30, 2016 and 83,944 for the six months ended September 30, 2017). The employee base includes sales executives, employees on fixed term contracts and interns.

Depreciation

Depreciation on fixed assets increased by 3.9% from Rs. 3.79 billion in the six months ended September 30, 2016 to Rs. 3.94 billion in the six months ended September 30, 2017.

Other Administrative Expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement, sales promotion, repairs and maintenance, direct marketing expenses and other expenditure. Other administrative expenses increased by 10.3% from Rs. 38.83 billion in the six months ended September 30, 2016 to Rs. 42.84 billion in the six months ended September 30, 2017. The increase in other administrative expenses was primarily due to an increase in our branch network and retail business volume. The number of branches in India increased from 4,468 at September 30, 2016 to 4,856 at September 30, 2017. Our ATM network decreased from 14,295 ATMs at September 30, 2016 to 13,792 ATMs at September 30, 2017.

The Bank uses marketing agents, called direct marketing agents or associates, for sourcing retail loan customers, in addition to the Bank's branch network and in-house sales teams. The Bank includes commissions paid to these marketing agents in non-interest expense. In line with the Reserve Bank of India guidelines, these commissions are expensed upfront and not amortized over the life of the loan. Direct marketing agency expenses increased from Rs. 5.22 billion in the six months ended September 30, 2016 to Rs. 5.95 billion in the six months ended September 30, 2017 primarily due to an increase in retail business volume.

Provisions and Contingencies (Excluding Provisions for Tax)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Six months ended September 30,
Particulars	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Provision for investments (including credit substitutes) (net)	Rs.	4,818.7	Rs.	5,562.5	JPY	10,624.4	15.4%
Provision for non-performing and other assets		75,391.0		62,923.2		120,183.3	(16.5)
Provision for standard assets		(968.3)		2,475.1		4,727.4	(355.6)
Floating provision		15,150.0		-		-	-
Others		1,580.7		155.9		297.8	(90.1)
Total provisions and contingencies	Rs.	95,972.1	Rs.	71,116.7	JPY	135,832.9	(25.9)%

Provisions are made by the Bank on standard, sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are provided for/written off as required by the Reserve Bank of India guidelines. For loans and advances of overseas branches, provisions are made as per the Reserve Bank of India regulations or host country regulations, whichever is higher. Provisions on retail non-performing loans are made at the borrower level in accordance with the retail assets provisioning policy of the Bank, subject to the minimum provisioning levels prescribed by the Reserve Bank of India. The specific provisions on retail loans and advances held by the Bank are higher than the minimum regulatory requirement. Provision on loans and advances restructured/rescheduled is made in accordance with the applicable Reserve Bank of India guidelines on restructuring of loans and advances by banks. In addition to the specific provision on non-performing assets, the Bank maintains a general provision on standard loans and advances at rates prescribed by the Reserve Bank of India. For standard loans and advances in overseas branches, the general provision is made at the higher of host country regulatory requirements and the Reserve Bank of India requirements. The Bank makes floating provision as per a Board approved policy, which is in excess of the specific and general provisions made by the Bank. The floating provision would be utilized with the approval of Board and the Reserve Bank of India. The Bank also holds provisions on loans under strategic debt restructuring, scheme for sustainable & stress assets and change in management outside strategic debt restructuring scheme of the Reserve Bank of India.

Provisions and contingencies (excluding provisions for tax) was Rs. 71.12 billion in the six months ended September 30, 2017 as compared to Rs. 95.97 billion in the six months ended September 30, 2016. Provision for non-performing and other assets was Rs. 62.92 billion in the six months ended September 30, 2017 as compared to Rs. 90.54 billion in the six months ended September 30, 2016. Provision for non-performing and other assets in the six months ended September 30, 2016 included additional provision of Rs. 35.88 billion, comprising a floating provision of Rs. 15.15 billion, an additional provision of Rs. 16.78 billion for standard loans primarily comprising a provision for loans where strategic debt restructuring was implemented and other restructured loans and incremental loss of Rs. 3.95 billion by recognizing the entire loss on the sale of non-performing loans to asset reconstruction companies. Excluding the additional provision of Rs. 35.88 billion, the provision on non-preforming and other assets increased from Rs. 54.66 billion in the six months ended September 30, 2016 to Rs. 62.92 billion in the six months ended September 30, 2017. While gross additions to non-performing assets decreased from Rs. 160.14 billion in the six months ended September 30, 2016 to Rs. 95.14 billion in the six months ended September 30, 2017, non-performing loans in the doubtful category increased from Rs. 166.11 billion at September 30, 2016 to Rs. 331.60 billion at September 30, 2017. This resulted in higher ageing-based provisions on existing non-performing assets in the six months ended September 30, 2017 as compared to six months ended September 30, 2016. As a result, provision for non-performing and other assets continued to remain at elevated levels during the six months ended September 30, 2017. The Bank’s provision coverage ratio at September 30, 2017 computed as per the extant Reserve Bank of India guidelines was 45.7%.

In the three months ended June 30, 2017, the Reserve Bank of India directed banks to initiate an insolvency resolution process in respect of 12 accounts under the provisions of Insolvency and Bankruptcy Code and also required banks to make a provision to the extent of 50.0% of the secured portion and 100% of the unsecured portion of the outstanding loans to these accounts or the provision required as per the existing guidelines of the Reserve Bank of India, whichever is higher. The Reserve Bank of India allowed the additional provision, the provision higher than required as per the existing guidelines, to be spread over three quarters starting from the three months ended September 30, 2017. The Bank had outstanding loans to these borrowers amounting to Rs. 62.69 billion (excluding a non-fund outstanding amount of Rs. 3.54 billion) at September 30, 2017. During fiscal 2018, the Bank were required to make additional provision of Rs. 6.51 billion in addition to the provisions to be made as per the existing Reserve Bank of India’s guidelines. The Bank made the entire additional provision during the three months ended September 30, 2017. At September 30, 2017, the Bank held provision of Rs. 35.42 billion on these loans, which amounted to 56.5% provision coverage in respect of outstanding loans to these borrowers.

Further, in the three months ended September 30, 2017, the Reserve Bank of India directed banks to initiate an insolvency resolution process for additional accounts under the Insolvency and Bankruptcy Code by December 31, 2017, if a resolution plan, where the residual debt is not rated investment grade by two external credit rating agencies, is not implemented by December 13, 2017. The Bank had outstanding loans to these borrowers amounting to Rs. 104.76 billion (excluding a non-fund outstanding amount of Rs. 13.84 billion) at September 30, 2017. The provision held for these loans at September 30, 2017 was Rs. 32.99 billion, which amounts to 31.49% provision coverage in respect of outstanding loans to these borrowers.

Provision for standard assets increased from a write-back of Rs. 0.97 billion in the six months ended September 30, 2016 to a provision of Rs. 2.48 billion in the six months ended September 30, 2017. On April 28, 2017, the Reserve Bank of India through its circular advised that the provisioning rates prescribed as per the prudential norms circular are the regulatory minimum and banks are encouraged to make provisions at higher rates in respect of advances to stressed sectors of the economy and had specifically highlighted the telecom sector. Accordingly during the six months ended September 30, 2017, the Bank as per the board approved policy made an additional general provision amounting to Rs. 2.08 billion on standard loans to borrowers. The cumulative general provision held at September 30, 2017 was Rs. 25.63 billion as compared to Rs. 25.65 billion at September 30, 2016.

Provision for investments increased from Rs. 4.82 billion in the six months ended September 30, 2016 to Rs. 5.56 billion in the six months ended September 30, 2017 primarily due to an increase in provision on equity shares and debentures.

Restructured Loans and Non-performing Assets

The Bank classifies its assets as performing and non-performing in accordance with the Reserve Bank of India guidelines. Under the Reserve Bank of India guidelines, an asset is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and in respect of bills, if the account remains overdue for more than 90 days. The Reserve Bank of India guidelines also require an asset to be classified as non-performing based on certain other criteria like restructuring of a loan, inability of a borrower to complete a project funded by the bank within stipulated timelines and certain other non-financial parameters. In respect of borrowers where loans and advances made by overseas branches are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the Reserve Bank of India guidelines, the amount outstanding in the host country is classified as non-performing.

The Reserve Bank of India has separate guidelines for classification of loans for projects under implementation which are based on the date of commencement of commercial production and date of completion of the project as originally envisaged at the time of financial closure. For infrastructure projects, a loan is classified as non-performing if it fails to commence commercial operations within two years from the documented date of commencement and for non-infrastructure projects, the loan is classified as non-performing if it fails to commence operations within 12 months from the documented date of such commencement.

The Reserve Bank of India also has separate guidelines for restructured loans. Up to March 31, 2015, a fully secured standard asset could be restructured by re-scheduling of principal repayments and/or the interest element, but had to be separately disclosed as a restructured asset. The diminution in the fair value of the restructured loan, if any, measured in present value terms, was either written off or a provision was made to the extent of the diminution involved. Similar guidelines applied for restructuring of sub-standard loans. Loans restructured after April 1, 2015 (excluding loans given for implementation of projects in the infrastructure sector and non-infrastructure sector and which are delayed up to a specified period) by re-scheduling of principal repayments and/or the interest element are classified as non-performing. For such loans, the diminution in the fair value of the loan, if any, measured in present value terms, has to be provided for in addition to the provisions applicable to non-performing loans.

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At
	September 30, 2016		March 31, 2017		September 30, 2017		2017/2016 % change
	(in millions, except percentages)
Gross non-performing assets	Rs.	325,475.0	Rs.	425,515.4	Rs.	444,885.3	36.69%
Provisions for non-performing assets		(160,649.8)		(171,005.1)		(203,587.5)	26.73
Net non-performing assets	Rs.	164,825.2	Rs.	254,510.3	Rs.	241,297.8	46.40%
Gross customer assets		5,315,235.6		5,394,634.8		5,653,881.9	36.69
Net customer assets		5,140,300.9		5,209,522.6		5,447,082.8	26.73
Gross non-performing assets as a percentage of gross customer assets		6.1%		7.9%		7.9%
Net non-performing assets as a percentage of net customer assets		3.2%		4.9%		4.4%

Gross additions to non-performing assets decreased from Rs. 160.14 billion in the six months ended September 30, 2016 to Rs. 95.14 billion in the six months ended September 30, 2017. Gross non-performing assets amounting to Rs. 39.07 billion were written-off in six months ended September 30, 2017. Gross non-performing assets increased from Rs. 325.48 billion at September 30, 2016 to Rs. 444.89 billion at September 30, 2017. Net non-performing assets increased from Rs. 164.83 billion at September 30, 2016 to Rs. 241.30 billion at September 30, 2017. The ratio of net non-performing assets to net customer assets increased from 3.21% at September 30, 2016 to 4.43% at September 30, 2017.

Gross non-performing loans in the retail portfolio were 1.66% of gross retail loans at September 30, 2017 compared to 1.94% at September 30, 2016 and net non-performing loans in the retail portfolio were 0.64% of net retail loans at September 30, 2017 compared to 0.65% at September 30, 2016.

The Bank had disclosed its fund based exposure and outstanding non-fund based facilities internally rated below investment grade (excluding borrowers classified as non-performing or restructured) at March 31, 2016 to the iron and steel, mining, power, rigs and cement sectors and promoter entities internally rated below investment grade where the underlying was partly linked to these sectors, amounting to Rs. 440.65 billion. The aggregate fund based exposure and outstanding non-fund based facilities to companies that were internally rated below investment grade in the above sectors and promoter entities were Rs. 190.39 billion at March 31, 2017 which increased to Rs. 195.90 billion at September 30, 2017 primarily due to downgrade of exposure to above sectors amounting to Rs. 18.68 billion to below investment grade, offset, in part, by a net decrease in exposure of Rs. 7.01 billion and slippages of loans amounting to Rs. 6.15 billion as non-performing assets. In addition to above, the non-fund based outstanding to borrowers classified as non-performing was Rs. 21.19 billion at September 30, 2017.

The gross outstanding loans to borrowers whose facilities have been restructured decreased from Rs. 68.21 billion at September 30, 2016 to Rs. 21.32 billion at September 30, 2017. Further, during the six months ended September 30, 2017, restructured standard loans amounting to Rs. 18.08 billion were downgraded to the non-performing category as compared to Rs. 26.15 billion during the six months ended September 30, 2016. The net outstanding loans to borrowers whose facilities have been restructured decreased from Rs. 63.35 billion at September 30, 2016 to Rs. 20.29 billion at September 30, 2017. The aggregate non-fund based outstanding to borrowers whose loans were restructured was Rs. 4.15 billion at September 30, 2017.

In fiscal 2016, the Reserve Bank of India issued guidelines on strategic debt restructuring under which conversion of debt into equity and acquisition of majority ownership of the borrower by banks is allowed. On conversion of debt into equity, banks are allowed to continue with the current asset classification for an 18-month period (stand-still benefit). At September 30, 2017, the Bank had outstanding performing loans of Rs. 39.78 billion where strategic debt restructuring had been implemented, of which Rs. 29.69 billion were already classified as restructured or related to companies that were internally rated below investment grade in above key sectors. In addition, strategic debt restructuring had been invoked and was pending implementation for standard loans of Rs. 0.31 billion at September 30, 2017, of which Rs. 0.13 billion were already classified as restructured.

Apart from the strategic debt restructuring scheme, the Reserve Bank of India has issued guidelines which permit banks to upgrade the credit facilities extended to borrowers, whose ownership is undergoing change outside strategic debt restructuring, to the ‘standard’ category subject to fulfilling certain conditions. The Reserve Bank of India guidelines also allow the stand-still benefit in-line with strategic debt restructuring scheme. At September 30, 2017, the Bank had outstanding performing loans of Rs. 81.79 billion where change in management outside strategic debt restructuring had been invoked, of which loans to borrowers internally rated below investment grade in key sectors were Rs. 65.24 billion.

In fiscal 2016, the Reserve Bank of India had issued guidelines permitting banks to refinance long-term project loans to infrastructure and other core industries at periodic intervals (5/25 scheme) without such refinancing being considered as restructuring. Accordingly, the outstanding portfolio of such loans for which refinancing under the 5/25 scheme has been implemented was Rs. 57.71 billion at September 30, 2017 out of which Rs. 26.75 billion was classified as performing loans. Of the loans of Rs. 26.75 billion, Rs. 24.78 billion were loans to companies which were internally rated below investment grade in the key sectors mentioned above. Of the loans of Rs. 24.78 billion above, Rs. 17.26 billion are also included in strategic debt restructuring or change in management outside strategic debt restructuring.

During fiscal 2017, the Reserve Bank of India has introduced the scheme for sustainable structuring of stressed assets and issued guidelines which seek to strengthen banks’ ability to undertake resolution of large borrower accounts that are facing financial difficulties on account of delays in completing large projects. The scheme aims at enabling lenders to initiate deep financial restructuring, subject to fulfillment of certain conditions, for sustainable revival of projects. The scheme envisages bifurcation of the current dues of a borrower into sustainable debt and other than sustainable debt as per an independent study of the viability of the borrower’s operations. The scheme also envisages that the asset classification of the borrower as on a ‘reference date’ (date in which the lenders jointly decide to invoke the scheme) will continue for a period of 180 days (stand-still period). At September 30, 2017, the Bank implemented the scheme for sustainable structuring of stressed assets in four standard borrower accounts with an aggregate balance outstanding of Rs. 3.90 billion, comprising Rs. 2.09 billion of sustainable debt and Rs. 1.81 billion of unsustainable debt. Out of which one account with an aggregate balance outstanding Rs. 0.21 billion had been classified as non-performing assets at September 30, 2017.

Tax Expense

The income tax expense increased by 3.5% from Rs. 9.19 billion in the six months ended September 30, 2016 to Rs. 9.51 billion in the six months ended September 30, 2017. The effective tax rate increased from 14.7% in the six months ended September 30, 2016 to 18.8% in the six months ended September 30, 2017. The effective tax rate was lower during the six months ended September 30, 2016 primarily due to higher long term capital gain on sale of equity investments which is exempted from tax.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At
	September 30, 2016		March 31, 2017		September 30, 2017		September 30, 2017		2017/2016 % change
	(in million, except percentages)

Cash and cash equivalents	Rs.	525,637.8	Rs.	757,130.7	Rs.	533,619.5	JPY	1,019,213.2	1.5%
Investments(1)		1,743,490.1		1,615,065.4		1,799,352.3		3,436,762.9	3.2
Advances		4,542,555.1		4,642,320.8		4,827,801.3		9,221,100.5	6.3
Fixed assets (including leased assets)		76,081.2		78,052.1		79,953.5		152,711.2	5.1
Other assets(2)		631,630.8		625,345.5		637,295.0		1,217,233.5	0.9
Total assets	Rs.	7,519,395.0	Rs.	7,717,914.5	Rs.	7,878,021.6	JPY	15,047,021.3	4.8%

(1)	Includes government and other approved securities qualifying for statutory liquidity ratio. Banks in India are required to maintain a specified percentage, currently 20.0%, of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.

(2)	Includes deposits made in Rural Infrastructure and Development Fund and other such entities in lieu of shortfall in the amount required to be lent to certain specified sectors called priority sector as per the Reserve Bank of India guidelines.

Total assets of the Bank increased by 4.8% from Rs. 7,519.40 billion at September 30, 2016 to Rs. 7,878.02 billion at September 30, 2017, primarily due to an increase in advances and investments.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with the Reserve Bank of India and other banks, including money at call and short notice. Cash and cash equivalents increased by 1.5% from Rs. 525.64 billion at September 30, 2016 to Rs. 533.62 billion at September 30, 2017 primarily due to an increase in balances with the Reserve Bank of India , offset, in part, by a decrease in money at call and short notice.

Investments

Total investments increased by 3.2% from Rs. 1,743.49 billion at September 30, 2016 to Rs. 1,799.35 billion at September 30, 2017 primarily due to an increase in investments in commercial paper by Rs. 24.51 billion and pass through certificates by Rs. 13.77 billion.

The outstanding net investment in security receipts issued by asset reconstruction companies at September 30, 2017 was Rs. 34.78 billion compared to Rs. 28.29 billion at September 30, 2016.

Advances

Net advances increased by 6.3% from Rs. 4,542.56 billion at September 30, 2016 to Rs. 4,827.80 billion at September 30, 2017 primarily due to an increase in domestic advances, offset, in part, by a decrease in overseas advances. Domestic advances increased by 13.3% from Rs. 3,627.62 billion at September 30, 2016 to Rs. 4,110.23 billion at September 30, 2017. Net retail advances increased by 18.6% from Rs. 2,181.66 billion at September 30, 2016 to Rs. 2,588.45 billion at September 30, 2017. Net advances of overseas branches, in rupee terms, decreased by 21.6% from Rs. 914.94 billion at September 30, 2016 to Rs. 717.57 billion at September 30, 2017.

Fixed and other assets

Fixed assets (net block) increased by 5.1% from Rs. 76.08 billion at September 30, 2016 to Rs. 79.95 billion at September 30, 2017. Other assets increased by 0.9% from Rs. 631.63 billion at September 30, 2016 to Rs. 637.30 billion at September 30, 2017 primarily due to an increase in income taxes paid in advance and an increase in deferred tax assets, offset, in part, by a decrease in the Rural Infrastructure and Development Fund and other related deposits and a decrease in non-banking assets acquired in satisfaction of claims including debt-assets swap transactions. Rural Infrastructure and Development Fund and other related deposits, made in lieu of shortfall in directed lending requirements decreased by 9.5% from Rs. 263.73 billion at September 30, 2016 to Rs. 238.71 billion at September 30, 2017. The non-banking assets acquired in satisfaction of claims including debt-assets swap transactions decreased from Rs. 31.80 billion at September 30, 2016 to Rs. 25.32 billion at September 30, 2017 primarily due to provision made on non-banking assets acquired under debt-assets swap transactions as per directions of the Reserve Bank of India.

Liabilities

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).

	At
Liabilities	September 30, 2016		March 31,2017		September 30, 2017		September 30, 2017		2017/2016% change
	(in million, except percentages)
Deposits	Rs.	4,490,713.6	Rs.	4,900,390.6	Rs.	4,986,427.5	JPY	9,524,076.5	11.0%
Borrowings(1)		1,717,567.1		1,475,561.5		1,507,023.7		2,878,415.3	(12.3)
Other liabilities		360,958.0		342,451.6		356,690.4		681,278.7	(1.2)
Total liabilities		6,569,238.7		6,718,403.7		6,850,141.6		13,083,770.5	4.3
Equity share capital		11,640.1		11,651.1		12,835.8		24,516.4	10.3
Reserves and surplus		938,516.2		987,859.7		1,015,044.2		1,938,734.4	8.2
Total liabilities (including capital and reserves)	Rs.	7,519,395.0	Rs.	7,717,914.5	Rs.	7,878,021.6	JPY	15,047,021.3	4.8%

(1) Includes borrowings in the nature of capital instruments and redeemable non-cumulative preference shares.

Total liabilities (including capital and reserves) increased by 4.8% from Rs. 7,519.40 billion at September 30, 2016 to Rs. 7,878.02 billion at September 30, 2017 primarily due to an 11.0% increase in deposits and an 8.2% increase in reserves, offset, in part, by a 12.3% decrease in borrowings.

Deposits

Deposits increased by 11.0% from Rs. 4,490.71 billion at September 30, 2016 to Rs. 4,986.43 billion at September 30, 2017 primarily due to significantly higher current account and savings account deposits inflows following the withdrawal of legal tender status of high-denomination currency notes by the Government of India and an increase in term deposits, offset, in part, due to redemption of about US$ 1.75 billion of foreign currency non-resident (Bank) deposits mobilized during the three months ended December 31, 2013.

Savings account deposits increased by 21.5% from Rs. 1,468.99 billion at September 30, 2016 to Rs. 1,784.80 billion at September 30, 2017 and current account deposits increased by 17.2% from Rs. 583.57 billion at September 30, 2016 to Rs. 683.96 billion at September 30, 2017. Term deposits increased by 3.3% from Rs. 2,438.15 billion at September 30, 2016 to Rs. 2,517.67 billion at September 30, 2017. The current and savings account deposits increased by 20.3% from Rs. 2,052.56 billion at September 30, 2016 to Rs. 2,468.76 billion at September 30, 2017. Current account and savings account ratio increased from 45.7% at September 30, 2016 to 49.5% at September 30, 2017.

Deposits of overseas branches decreased by 35.8% from Rs. 97.09 billion at September 30, 2016 to Rs. 62.30 billion at September 30, 2017. Total deposits at September 30, 2017 formed 76.8% of the funding (i.e., deposits and borrowings, other than preference share capital).

Borrowings

Borrowings decreased by 12.3% from Rs. 1,717.57 billion at September 30, 2016 to Rs. 1,507.02 billion at September 30, 2017 primarily due to a decrease in call and term money borrowings, borrowings with the Reserve Bank of India under liquidity adjustment facility, refinance borrowings and foreign currency subordinated bond borrowings, offset, in part, by an increase in domestic bond borrowings. In the six months ended September 30, 2017, we issued Basel III compliant unsecured subordinated perpetual additional Tier-1 capital instruments aggregating Rs. 10.80 billion. Borrowings of overseas branches, decreased by 15.5% from Rs. 947.68 billion at September 30, 2016 to Rs. 800.49 billion at September 30, 2017.

Other liabilities

Other liabilities decreased by 1.2% from Rs. 360.96 billion at September 30, 2016 to Rs. 356.69 billion at September 30, 2017.

Equity share capital and reserves

Equity share capital and reserves increased from Rs. 950.16 billion at September 30, 2016 to Rs. 1,027.88 billion at September 30, 2017 primarily due to accretion to reserves out of retained profit.

Statement of Cash Flow

Cash and cash equivalents decreased by 29.5% from Rs. 757.13 billion at March 31, 2017 to Rs. 533.62 billion at September 30, 2017 due to net cash outflow from investing activities, offset, in part, by net cash inflow from operating activities and financing activities. Cash and cash equivalents decreased by 12.2% from Rs. 598.69 billion at March 31, 2016 to Rs. 525.64 billion at September 30, 2016 due to net cash outflow from investing activities and financing activities, offset, in part, by net cash inflow from operating activities.

During the six months ended September 30, 2017, the net cash inflow from operating activities of Rs. 98.11 billion was on account of cash profits for the period, decrease in investments other than held-to-maturity investments and increase in deposits and other liabilities, offset, in part, by an increase in advances and payment of current tax by the Bank. During the six months ended September 30, 2016, the net cash inflow from operating activities of Rs. 35.94 billion was on account of cash profits for the period, increase in deposits and other liabilities, offset, in part, by an increase in advances, investments other than held-to-maturity investments and other assets and payment of current tax by the Bank.

The net cash outflow from investing activities of Rs. 339.83 billion during the six months ended September 30, 2017 and Rs. 45.38 billion during the six months ended September 30, 2016 was primarily on account of purchase (net of sales) of held-to-maturity securities, offset, in part, by sale of investments in subsidiaries.

The net cash inflow from financing activities was Rs. 18.08 billion during the six months ended September 30, 2017, as compared to net cash outflow of Rs. 62.23 billion during the six months ended September 30, 2016, primarily due to net increase in short term borrowings and a decrease in dividend paid during the six months ended September 30, 2017.

IV.	STATEMENT OF FACILITIES

1.	State of Major Facilities

Our registered office is located at ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India. Our corporate headquarters are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

ICICI Bank had a principal network consisting of 4,856 branches and 13,792 ATMs at September 30, 2017 compared to 4,468 branches and 14,295 ATMs at September 30, 2016. These facilities are located throughout India. In addition to branches, extension counters and ATMs, ICICI Bank has 45 controlling or administrative offices, including our registered office at Vadodara and our corporate headquarters at Mumbai, 66 processing centers and 35 currency chests at September 30, 2017. We have branches in Bahrain, Dubai International Financial Centre, Hong Kong, Qatar Financial Centre, Singapore, Sri Lanka, the United States of America, South Africa and China and representative offices in the United Arab Emirates, Bangladesh, Indonesia, and Malaysia. We also provide residential facilities to employees. At September 30, 2017, we owned 682 apartments for providing residential facilities to our employees.

2.	Plan for Installation, Retirement, etc. of Facilities

There has been no material change since the last ASR filed on September 29, 2017 for fiscal 2017.

V.	STATEMENT OF FILING COMPANY

1.	State of Shares, etc.

(1)	Total Number of Shares, etc.

(i)	Total Number of Shares

(At September 30, 2017)

Number of shares authorized to be issued	Number of issued shares	Number of unissued shares
10,000,000,000 equity shares of Rs. 2/- each (1)	6,416,844,177 (2) shares	3,583,155,823 shares
15,000,000 shares of Rs. 100/- each (3)	Nil	15,000,000 shares
350 preference shares of Rs. 10,000,000 each	350 shares	Nil

(1)	Pursuant to the approval of shareholders, the Bank has increased its authorised share capital.

(2)	Excludes forfeited shares.

(3)	Above shares will be of such class and with rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force for the time being in this behalf.

(ii)	Issued Shares

(At September 30, 2017)

Bearer or registered; par value or non-par value	Kind	Number of issued shares	Names of listed financial instruments exchanges or registered financial instruments firm association	Remarks
Registered shares, with par value of Rs. 2 each	Ordinary shares	6,416,844,177 (1) shares	Underlying equity shares on: BSE Limited; and National Stock Exchange of India Limited ADRs on: New York Stock Exchange	-
Registered shares, with par value of Rs. 10 million each	Preference shares	350 shares	Not applicable	-

Bearer or registered; par value or non-par value	Kind	Number of issued shares	Names of listed financial instruments exchanges or registered financial instruments firm association	Remarks
Total	-	6,416,844,527 (1) shares	-	-

(1)	Excludes forfeited shares.

(2)	State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause

Not applicable.

(3)	Total Number of Issued Shares and Capital Stock

(At September 30, 2017)

Date	Number of shares on issue		Share capital (in Rs.)		Remarks
	Number of shares increased/ (decreased)	Number of outstanding shares after increase/ (decrease) (1)	Amount of share capital increased/ (decreased)	Amount after share capital increase/ (decrease)
Total equity shares of Rs. 2 each outstanding as on April 1, 2017		5,824,476,135		11,648,952,270 (JPY 22,249,498,836)	-
During fiscal year 2018 (Up to September 30, 2017)	592,368,042	6,416,844,177	1,184,736,084 (JPY2,262,845,920)	12,833,688,354 (JPY 24,512,344,756)	Allotment of 582,984,544 equity shares as bonus shares pursuant to approval of shareholders and 9,383,498 shares issued on exercise of employee stock options

(1)	Excludes forfeited shares.

(4)	Major Shareholders

Shareholding more than 1% of the total number of shares

(At September 30, 2017)

Shareholder	Address	Shares (million)	% Holding
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	C/O. ICICI Bank, SMS, Empire House, 1st Floor, 414, Senapati Bapat Marg, Lower Parel,Mumbai - 400013	1,596.20	24.88%
Life Insurance Corporation of India	Investment Department, 6th Floor, West Wing, Central Office, Yogakshema, Jeevan Bima Marg, Mumbai 400021	617.11	9.62%
Dodge and Cox International Stock Fund	Deutsche Bank Ag, DB House, Hazarimal Somani Marg, Post Box No. 1142, Fort, Mumbai - 400001	381.95	5.95%
Government of Singapore	Deutsche Bank Ag, DB House, Hazarimal Somani Marg, Post Box No. 1142, Fort, Mumbai - 400001	83.56	1.30%

HDFC Trustee Company Ltd. - HDFC Prudence Fund	Citi Bank N.A. Custody Services, FIFC-11th floor, G Block, Plot C-54 and C-55 BKC, Bandra East, Mumbai - 400098.	80.31	1.25%
HDFC Trustee Company Ltd. - HDFC Equity Fund	Citi Bank N.A. Custody Services, FIFC-11th floor, G Block, Plot C-54 and C-55 BKC, Bandra East, Mumbai - 400098.	64.28	1.00%
Total		2,823.39	44.00%

2.	Trends in Stock Prices

Monthly high and low stock prices of shares for each of the last six months ended September 30, 2017 1

National Stock Exchange of India Limited (NSE)

(in Rs.)

Month	April 2017	May 2017	June 2017	July 2017	August 2017	September 2017
High (yen)	286.70 (547.60)	326.45 (623.52)	324.70 (620.18)	310.35 (592.77)	302.60 (577.97)	298.30 (569.75)
Low (yen)	268.65 (513.12)	272.75 (520.95)	287.90 (549.89)	289.50 (552.95)	286.95 (548.07)	275.95 (527.06)

1. The Bank issued one bonus share for every 10 equity shares in June 2017. Share prices for all periods in the table have been adjusted accordingly.

BSE Limited (Bombay Stock Exchange)

(in Rs.)

Month	April 2017	May 2017	June 2017	July 2017	August 2017	September 2017
High (yen)	286.75 (547.69)	326.30 (623.23)	324.75 (620.27)	310.20 (592.48)	302.20 (577.20)	298.20 (569.56)
Low (yen)	268.70 (513.22)	272.75 (520.95)	288.00 (550.08)	289.45 (552.85)	287.10 (548.36)	275.55 (526.30)

1. The Bank issued one bonus share for every 10 equity shares in June 2017. Share prices for all periods in the table have been adjusted accordingly.

New York Stock Exchange (NYSE)

(ADS)

(in US$)

Month	April 2017	May 2017	June 2017	July 2017	August 2017	September 2017
High (yen)	8.80 (989.82)	9.92 (1,115.80)	10.09 (1,134.92)	9.72 (1,093.31)	9.45 (1,062.94)	9.40 (1,057.31)
Low (yen)	8.25 (927.96)	8.48 (953.83)	8.87 (997.70)	8.90 (1,001.07)	8.79 (988.70)	8.46 (951.58)

1. The Bank issued one bonus share for every 10 equity shares in June 2017. Share prices for all periods in the table have been adjusted accordingly.

3.       Statement of Directors and Officers

There has been no material change since the last ASR filed on September 29, 2017 for fiscal 2017.

VI.	FINANCIAL CONDITION

The original English interim financial statements of ICICI Bank Limited for the six-month period ended September 30, 2017 presented in this document are the extracts from the Form 6-K filed with the U.S. Securities and Exchange Commission on October 27, 2017, and are prepared in accordance with accounting principles generally accepted in India ("Indian GAAP").

This document includes the Japanese translation of the aforementioned English interim financial statements pursuant to the provision under item 2 of Article 76 of the Regulations Regarding Terminology, Format and Method of Preparation of Interim Financial Statements, etc. (Ministry of Finance Ordinance No. 38 of 1977).

These interim financial statements of the Bank were summary financial information and extracted from the condensed interim financial statements. The complete set of condensed interim financial statements for the six-month period ended September 30, 2017 were audited by B S R & Co. LLP, Chartered Accountants. Since the complete set of the audited condensed interim financial statements were not filed with the U.S. Securities and Exchange Commission, the same have not been included in this document.

The interim financial statements of the Bank are presented in Indian rupees. For Japanese translation, only key amounts were translated into Japanese yen solely for the convenience of the reader at the rate of Rs.1=\ 1.91, which was the telegraphic transfer customer selling exchange rate of The Bank of Tokyo Mitsubishi UFJ, Ltd. as of December 1, 2017.

“Major differences between United States and Japanese Accounting Principles and Practices” and “Major differences between Indian and Japanese Accounting Principles and Practices” are included at the end of this section.

1.       Interim Financial Statements

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

	Six months ended		Six months ended
	30-Sep-16		30-Sep-17
	Rs. crore	JPY mn	Rs. crore	JPY mn
Net interest income	10,412	198,869	11,299	215,811
Non-interest income	12,549	239,686	8,574	163,763
-Fee income	4,511	86,160	4,947	94,488
-Treasury income	7,180(1)	137,138(1)	3,051(1)	58,274(1)
-Other income	858(2)	16,388(2)	576	11,002
Less:
Operating expense	7,110	135,801	7,703	147,127
Operating profit	15,851	302,754	12,170	232,447
Less:
Provisions	9,598	183,322	7,112	135,839
Profit before tax	6,253	119,432	5,058	96,608

Less: Tax	919	17,553	951	18,164
Profit after tax	5,334	101,879	4,107	78,444

1.	Includes profit on sale of shareholding in insurance subsidiaries of Rs. 5,682 crore in six months ended September 30, 2016 and Rs. 2,012 crore in six months ended September 30, 2017.

2.	As per the Reserve Bank of India circular on ‘Guidelines on compliance with Accounting Standard (AS) 11 (The Effects of Changes in Foreign Exchange Rates) by banks' dated April 18, 2017, on repatriation of accumulated profits or retained earnings from overseas operations, the banks shall not recognise the proportionate exchange gains or losses held in the foreign currency translation reserve in the P&L account. Other income includes net foreign exchange gain amounting to Rs. 206 crore in six months ended September 30, 2016 related to overseas operations which was reversed in the year ended March 31, 2017.

3.	Prior period figures have been re-grouped/re-arranged where necessary.

Summary Balance Sheet (as per unconsolidated Indian GAAP accounts)

	September 30, 2017		March 31, 2017
	Rs. crore	JPY mn	Rs. crore	JPY mn
Capital and Liabilities
Capital	1,284	24,524	1,165	22,252
Employee stock option outstanding	6	115	6	115
Reserve and surplus	101,498	1,938,612	98,780	1,886,698
Deposits	498,643	9,524,081	490,039	9,359,745
Borrowings (includes subordinated debt)[2]	150,702	2,878,408	147,556	2,818,320
Other liabilities	35,669	681,278	34,245(1)	654,080(1)
Total capital and liabilities	787,802	15,047,018	771,791	14,741,208

Assets
Cash and balances with Reserve Bank of India	27,784	530,674	31,702	605,508
Balance with banks and money at call and short notice	25,578	488,540	44,011	840,610
Investments	179,935	3,436,759	161,507	3,084,784
Advances	482,780	9,221,098	464,232	8,866,831
Fixed assets	7,995	152,705	7,805	149,076
Other assets	63,730	1,217,243	62,534	1,194,399
Total Assets	787,802	15,047,018	771,791	14,741,208

1.	The shareholders of the Bank also approved dividend of Rs. 2.50 per equity shares (pre-bonus issue) and dividend of Rs. 100 per preference share at the Annual General Meeting held on June 30, 2017. Accordingly, the Bank had appropriated an amount of Rs. 1,466 crore (including corporate dividend tax) from retained earnings during three months ended June 30, 2017.

2.	Borrowings include preference share capital of Rs. 350 crore.

3.	Prior period figures have been re-grouped/re-arranged where necessary.

Consolidated Financial Results

	Six months ended				Year ended
	September 30, 2017		September 30, 2016		March 31, 2017
	Rs. crore	JPY mn	Rs. crore	JPY mn	Rs. crore	JPY mn
	(Unaudited)		(Unaudited)		(Audited)
Total income	56,708.11	1,083,124.90	56,918.67	1,087,146.60	113,397.63	2,165,894.73
Net profit	4,676.11	89,313.70	5,494.80	104,950.68	10,188.38	194,598.06
Earnings per share (EPS)
a) Basic EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs.) (in JPY)	7.29	13.92	8.59	16.41	15.91	30.39
b) Diluted EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs.) (in JPY)	7.22	13.79	8.55	16.33	15.84	30.25

2.       Other Information

(1)	Legal and Regulatory Proceedings

In lieu of the facilities availed by Punj Llyod Limited from ICICI Bank, pursuant to the borrower defaulting, an original application against the borrower and its personal guarantor was filed before the debt recovery tribunal on July 6, 2016 for an aggregate amount of Rs. 5.61 billion. Following the first hearing on July 13, 2016, certain reliefs were granted against the guarantor and the borrower. Subsequently, the guarantor filed an application seeking a blanket permission to travel abroad for two months. The debt recovery tribunal, while refusing the blanket permission, allowed the guarantor to travel abroad on specific dates as mentioned in his application. On September 17, 2016, Punj Llyod Limited filed a reply with the debt recovery tribunal and has made a counterclaim for Rs. 6.53 billion against the Bank.

(2)	Subsequent Events

The Board of Directors of the Bank has approved the sale of about 20% shareholding in ICICI Securities Limited through an offer for sale in an initial public offering of the company’s shares, subject to necessary approvals and market conditions. On December 15, 2017, ICICI Securities Limited filed a draft red herring prospectus with the Securities and Exchange Board of India for the proposed public offering.

3. Major Differences between United States and Japanese Accounting Principles and Practices

The financial statements of the Bank for the year ended March 31, 2017 include notes describing the differences between accounting principles generally accepted in India and those in the United States of America (“U.S. GAAP”) and disclose net income and stockholders’ equity under U.S. GAAP. The significant differences between the accounting policies under U.S. GAAP and Japanese accounting principles are summarized below:

(1)	Principles of consolidation

The Bank consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights, except the entities in which the control does not rest with the Bank. The Bank also consolidates entities deemed to be variable interest entities (VIEs) where the Bank is determined to be the primary beneficiary under FASB ASC Subtopic, 810-10, “Consolidation – Overall”, “Consolidation of Variable Interest Entities”. Under U.S. GAAP, an entity is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot direct the activities of a legal entity that most significantly impact the entity’s economic performance, or that do not have an obligation to absorb the expected losses or the right to receive the expected residual returns of the entity.

Under Japanese accounting principles, concept of variable interest entities is not used to determine the scope of consolidation.

(2)	Venture capital investments

The Bank’s venture capital funds carry their investments at fair value, with changes in fair value on venture capital investments recognized as gain/loss in the profit and loss account under U.S. GAAP.

Under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(3)	Fair value accounting of financial interest

The Bank, converted a portion of its loan to certain entities into equity as per strategic debt restructuring guidelines issued by the Reserve Bank of India. Under U.S. GAAP, these entities were considered as equity affiliates under ASC subtopic 323-10 because of deemed significant influence due to ownership interest and management rights. The Bank opted for fair value option of these equity affiliates under ASC Topic 825 ‘Financial Instruments’. Accordingly, fair value changes in the loan and equity shares were accounted through income statement.

Under Japanese accounting principles, fair value option for financial instruments such as above is not allowed.

(4)	Goodwill

The Bank does not amortize goodwill but instead tests goodwill for impairment at least annually.

Under Japanese accounting principles, goodwill arising from business combinations is required to be amortized systematically, over a period not exceeding 20 years. Also, goodwill is subject to an impairment test.

(5)	Loan origination fees

Under U.S. GAAP, loan origination fees (net of certain costs) are amortized over the period of the loans as an adjustment to the yield on the loan.

Under Japanese accounting principles, there is no specific accounting standard for amortization of loan origination fees.

(6)	Hedge accounting

The Bank has designated certain derivatives as fair value hedges. Under fair value hedge accounting, changes in fair value of derivatives are recognized in the profit and loss account along with the changes in fair value of hedged items.

Under Japanese accounting principles, gains and losses arising from changes in fair value of both hedging items and hedging instruments are directly recognized in equity, net of tax effect.

(7)	Fair Value Measurements

Under U.S. GAAP, ASC Topic 820 “Fair Value Measurements and Disclosures” establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value.

Under Japanese accounting principles, “Practical Guidelines Concerning Accounting for Financial Instruments” provides guidance on fair value and “Practical Treatment for Measuring Fair Value of Financial Assets” has also been issued, but no specific standards equivalent to U.S. GAAP for fair value measurement exist.

(8)	Other than temporary impairment

Under U.S. GAAP, ASC 320 “Investments – Debt and Equity Securities” requires other-than-temporary impairment losses for debt securities to be recognized in earnings if an entity has the intent to sell the debt security, or if it is more likely than not that the entity will be required to sell the debt security before recovery of its amortized cost basis. However, even if an entity does not expect to sell a debt security and it is not more likely than not that the entity will be required to sell prior to recovery, the standard requires the entity to evaluate expected cash flows to be received and determine if a credit loss exists and to recognize the credit risk component of other-than-temporary impairment loss of a debt security in earnings and the non-credit risk component in other comprehensive income.

In Japan, impairment is not distinguished between the credit risk component and the non-credit risk component, and the entire amount of impairment including the non-credit risk component is recognized as a loss.

(9)	Post-retirement Benefits - pensions

In accordance with ASC Topic 715 “Compensation – Retirement Benefit” under U.S. GAAP, pension cost represents service cost, interest cost, actual return on plan assets, amortization of prior service liability and others. Amortization of unrecognized gains and losses (actuarial gains and losses, prior service cost) is included in net periodic benefit cost if, as of the beginning of the year, the net actuarial gain or loss exceeds ten percent of the greater of the projected benefit obligation (“PBO”) or the fair value of the plan assets (“corridor approach”). Any differences between net pension cost charged against income and the amount actually funded is recorded as accrued or prepaid pension cost.

In addition, the difference between the plan assets and the PBO is recognized on the balance sheet as assets or liabilities, and unrecognized gains and losses which are not recognized in current net pension cost, net of tax effect, are recorded as a component of accumulated other comprehensive income. The difference between the plan assets recorded in accumulated other comprehensive income and PBO is subsequently amortized into net pension cost and recycled from accumulated other comprehensive income.

In Japan, similar accounting treatment is also required for the accounting of unrecognized prior year service costs and actuarial gains or losses; however, the corridor approach is not allowed.

(10)	Post-retirement Benefits other than pensions

ASC Topic 715 also requires the recognition of costs related to post-retirement benefits on an accrual basis over the expected service period of the employees rather than expensing such costs as incurred. In addition, unrecognized gains and losses which are not recognized in current net benefit cost, net of tax effect, are recorded as a component of accumulated other comprehensive income.

In Japan, such plans are not commonly provided and therefore no specific accounting standards exist and such costs are expensed as incurred as a practice.

(11)	Accounting for Uncertainty in Income Taxes

ASC Topic 740, “Income Taxes” addresses the recognition and measurement of uncertain tax positions taken or expected to be taken in income tax returns. Under the standard, the financial statement effects of a tax position are recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. The standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure of uncertain tax positions.

In Japan, no accounting standard has been established for uncertainty in tax positions.

4.	Major Differences between Indian and Japanese Accounting Principles and Practices

The financial statements of the Bank are prepared in accordance with generally accepted accounting principles in India. The significant differences between the accounting policies adopted by the Bank and Japanese accounting principles are summarized below:

(1)	Principles of consolidation

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, are fully consolidated. Investments in entities where the Bank has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity.

Under Japanese accounting principles, there is no concept of proportionate consolidation method. Japanese accounting principle is silent about consolidation of entities with lack of their ability to transfer funds to parents.

(2)	Sale of loans

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for, only if the Bank surrenders the rights to benefits specified in the underlying securitized loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the Reserve Bank of India guidelines for securitisation of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortized over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the Reserve Bank of India guidelines require the profit/premium arising from securitisation to be amortized over the life of the transaction based on the method prescribed in the guidelines.

In accordance with Reserve Bank of India guidelines, in case of non-performing loans, which are past due for more than 60 days, sold to securitisation company/reconstruction company, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognised by the Bank in the year in which the loan is sold.

Under Japanese accounting principles, the transfer of loans is recognized as sales and the resulting gains or losses are recognized if de-recognition requirements for financial assets under the financial component approach are met.

(3)	Share-based compensation

The Bank follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortized over the vesting period.

Under Japanese accounting principles, the intrinsic value based method is not used and the compensation expenses are accounted for based on the fair value at the grant date.

(4)	Retirement benefit

Under Indian GAAP, defined benefit plans are accounted for based on actuarial valuation with actuarial gains and losses recognized directly in the profit and loss account.

Under Japanese accounting principles, defined benefit plans are accounted for based on the actuarial calculations, with actuarial gains or losses being amortized over a certain period of years within the average remaining service period.

(5)	Mark-to-market of securities

The Bank carries the held to maturity securities at the acquisition/amortized cost. The available for sale and held for trading securities are valued scrip-wise and depreciation/appreciation, except for securities acquired by way of conversion of outstanding loans, is aggregated for each category. Net appreciation in each category, if any, being unrealised, is ignored, while net depreciation is provided for. The depreciation on securities acquired by way of loan conversion is fully provided for. Depreciation on equity shares acquired and held by the Bank under strategic debt restructuring scheme, scheme for sustainable structuring of stressed assets and change in management outside strategic debt restructuring schemes is provided over a period of four calendar quarters from the date of conversion of debt into equity in accordance with the Reserve Bank of India guidelines. Non-performing investments are identified based on the Reserve Bank of India guidelines. The unrealized gains and losses of the Bank’s consolidated venture capital investments are transferred to Reserves and Surplus.

Under Japanese accounting principles, unrealized gains and losses on trading securities are recognized in the profit and loss account. For available for sale securities, unrealized gain is principally recorded to the equity section, but it is allowed to record unrealized losses in the profit and loss account. Held to maturity securities are recorded on an amortized cost basis. Additionally, under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(6)	Acquisition costs of securities

Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

Under Japanese accounting principles, such costs are included in acquisition costs of securities.

(7)	Provisions for loan losses

The Bank classifies its loans and advances, including at overseas branches and over-dues arising from crystalized derivative contracts, into performing and non-performing assets in accordance with guidelines issued by the Reserve Bank of India. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per extant guidelines issued by the Reserve Bank of India, are classified as non-performing assets to the extent of amount outstanding in the host country. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided/written off as per the extant Reserve Bank of India guidelines. For loans and advances booked in overseas branches, which are standard as per the extant Reserve Bank of India guidelines but are classified as non-performing assets based on host country guidelines, provisions are made as per the host country regulations. For loans and advances booked in overseas branches, which are non-performing assets as per the extant Reserve Bank of India guidelines and as per the host country guidelines, provisions are made at the higher of the provisions required under Reserve Bank of India regulations and host country regulations. Provision on homogeneous retail loans and advances, subject to minimum provisioning requirements of Reserve Bank of India, are assessed at a borrower level, on the basis of the ageing of the loans in the non-performing category. In respect of borrowers classified as non-cooperative borrowers, wilful defaulters and non-performing assets covered under distressed assets framework of Reserve Bank of India, the Bank makes accelerated provisions as per extant guidelines issued by the Reserve Bank of India.

The Bank holds specific provisions against non-performing loans and advances, and against certain performing loans and advances in accordance with the Reserve Bank of India directions, including Reserve Bank of India direction for provision on accounts referred to National Company Law Tribunal under the Insolvency and Bankruptcy Code, 2016. The Bank also holds provisions on loans under strategic debt restructuring scheme, scheme for sustainable structuring of stressed assets and change in management outside strategic debt restructuring schemes of the Reserve Bank of India. These schemes provide forbearance in asset classification during a stand-still period, which varies from six months to 18 months across the different schemes.

Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made by the Bank in accordance with the applicable Reserve Bank of India guidelines.

The Bank maintains general provision on performing loans and advances in accordance with the Reserve Bank of India guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provision on exposures to step-down subsidiaries of Indian companies and floating provision taken over from erstwhile Bank of Rajasthan upon amalgamation. For performing loans in overseas branches, the general provision is made at the higher of the host country regulations requirement and the Reserve Bank of India requirement.

The Bank makes floating provision as per a Board approved policy, which is in addition to the specific and general provisions made by the Bank. The floating provision can only be utilized with the approval of Board and Reserve Bank of India.

Under Japanese accounting principles, provision for loan losses in banks is established based on self-assessment and the historical loss ratio and outstanding balance of each asset category. Alternatively, it is also permitted to be calculated based on the difference between the discounted future cash flows using the original effective interest rate and the outstanding balance. The regulatory agency does not prescribe specific rates to be used for calculation of provisions in banks.

(8)	Hedge accounting

Under Indian GAAP, the swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact to the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting under Indian GAAP. Hedged swaps are accounted for on an accrual basis and not marked to market unless their underlying transaction is marked to market.

Under Japanese accounting principles, all derivatives are marked to market with unrealized gains and losses being deferred to the extent that the requirements for hedge accounting are met.

(9)	Deferred tax

Under Indian GAAP, deferred taxes on undistributed earnings of subsidiaries and affiliates are not recognized.

Under Japanese accounting principles, deferred tax is recognized based on the schedule for reversal of temporary difference as a whole. Deferred tax liabilities are recognized on part of undistributed profits of subsidiaries that are expected to be taxed upon payment as dividends.

(10)	Business Combination

Under Indian GAAP, for the acquisitions approved by the Reserve Bank of India, the difference between the purchase consideration and the fair value of net assets acquired was treated in accordance with the approved scheme of merger whereby the difference was adjusted from reserves.

Under Japanese accounting principles, business combinations are principally accounted for by the purchase method. The acquisition cost (fair value of the consideration transferred at the date of business combination) is allocated based on the fair value of the identifiable assets and identifiable liabilities, within the assets transferred and liabilities assumed. When there is a separately transferable asset such as a legal right within the assets transferred, this intangible asset is treated as an identifiable asset. The excess of the acquisition cost over the net of the identifiable assets and identifiable liabilities is accounted for as goodwill.

(11)	Revenue recognition

Under Indian GAAP, interest income is recognised in the profit and loss account as it accrues, except in the case of non-performing assets where it is recognised upon realization, as per the income recognition and asset classification norms of the Reserve Bank of India. For assets, where strategic debt restructuring or change in management outside strategic debt restructuring schemes of the Reserve Bank of India have been invoked, the interest/fee/other income is recognised upon realization during the period from the date of invocation till the end of stand-still period. Further, the interest/fee/other income on assets is recognised upon realization where scheme for sustainable structuring of stressed assets has been invoked but not implemented.

Under Japanese accounting principles, revenue related to the sales of goods or rendering of services should be recognised in accordance with the realization principle.

(12)	Property, Plant and Equipment

Non-banking assets acquired in satisfaction of claims are carried at lower of net book value and net realisable value.

There is no accounting principle ruling for assets acquired in satisfaction of claims under Japanese accounting principles.

VII.	TRENDS IN FOREIGN EXCHANGE RATES

The information required under this subsection is omitted because the foreign exchange rate between the Indian rupee, which is the currency in which the financial statements of the Bank are presented, and the Japanese yen, has been published in two or more daily newspapers reporting general affairs in Japan for the referenced periods.

VIII.	REFERENCE INFORMATION OF FILING COMPANY

The documents filed during the period from the commencement date of the relevant business year through the filing date of this Semi-Annual Report, and the filing dates thereof, are as follows:

1.	Annual Securities Report and the attachments thereto pertaining to fiscal 2017	filed on September 29, 2017

PART II. INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.

I.	INFORMATION ON GUARANTY COMPANY

Not applicable.

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY

Not applicable.

III.	INFORMATION ON BUSINESS INDICES, ETC.

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	December 27, 2017	By:	/s/ Prashant Mistry

			Name :	Mr. Prashant Mistry
			Title :	General Manager – Joint Company Secretary & Head Compliance (Private Banking, Capital Markets & Non-Banking Subsidiaries)